FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated first quarter earnings for fiscal year 2014”.

Buenos Aires, May 9, 2014 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year 2014.

Highlights

•	BBVA Francés reached net income of AR$ 1,362.1 million as of March 31, 2014. Such result includes a gain of AR$ 192.1 million due to variation in the public bonds portfolio valuation.

•	Net financial income grew 114.2% compared to the quarter ended on March 31, 2013 and 35.6% compared to the previous quarter. Such growth is mainly due to a higher intermediation with the private sector and higher income from foreign exchange difference and the forward position. In addition, the public bond portfolio also registered higher gains.

•	In terms of activity, the private sector loan portfolio totaled AR$ 36.7 billion, increasing 22.7% compared to the first quarter of 2013, while it remained at a similar level to that reached in December 2013.

•	In 2012 and 2013, the Argentine Central Bank (BCRA) established through Communications “A” 5319, “A” 5380 and “A” 5449 that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. By the end of 2013, Communication “A” 5516, renewed this line of credit and extended the quota to be allocated in 2014. As of March 31, 2014 the accumulated portfolio reached AR$ 4.3 billion.

•	BBVA Francés continuous to maintain the best asset quality indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.86% as of March 31, 2014, with a coverage ratio (provisions/non-performing loans) of 235.82%.

•	As of March 31, 2014, total deposits reached AR$ 44.9 billion, growing 28.5% in the last twelve months and 2.6% during the quarter.

•	BBVA Francés maintained adequate levels of liquidity and solvency. As of March 31, 2014 liquid assets (Cash and due from banks plus BCRA bills and notes) represented 39.3% of the Bank’s total deposits. The capital ratio reached 20.5% of weighted risk assets; with an excess of capital of AR$ 3.6 billon, which represent 79.7% over the minimum regulatory requirements.

•	At the Ordinary and Special Shareholders’ Meeting held on April 10, 2014, the shareholders approved by majority vote the distribution of cash dividends totaling AR$ 28.8 million. The payment is subject to the authorization of the Argentine Central Bank In addition, an optional reserve for future dividend distributions was created for a total amount of AR$ 1.6 billion.

•	In January 2014, BBVA Banco Francés S.A. renewed its agreement with Boca Juniors Athletic Club, acting as sponsor until June 30, 2016.

•	On April 30, 2014, the Board of Directors of BBVA Banco Francés S. A. approved under the Global Notes Program for a total amount outstanding of US$ 750 million, the issuance of one or more series for a total amount not to exceed AR$ 500 million to be offered to the market, which will be determined in due course by those to whom this authority was delegated, together with the other terms of issuance.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) has changed its base year to 2004 (from the previous base year 1993). The new series recorded for February showed a 1.3% growth compared to the same period of 2013 and 0% during the month. As a consequence of the change in the methodology it is not possible to make a comparative analysis with previous quarters.

The Monthly Industrial Estimator decreased 1.1% during the first quarter of 2014 (seasonally adjusted), showing an improvement respect to the decrease of 2% in the last quarter of 2013. In a year-on-year basis it fell 6% accelerating relative to 5.4% decrease registered in December 2013.

The Synthetic Index of Construction Activity registered a decline of 3.0% in January-March 2014, (seasonally adjusted) in comparison with the previous quarter and decreased 3.2% with respect to the same period of 2013.

Inflation, measured since January by the new official National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 10% in the first quarter of 2014. The new index is national in scope (compared to the previously used indicator which covered the Greater Buenos Aires area) and uses as a base year (2013=100). Given this change, no historical data exits and it is not possible to make a comparative analysis with the previous rates.

The national public sector fiscal balance showed a primary deficit of AR$ 4.8 billion during January-February 2014 compared to a surplus of AR$ 1.1 billion in the same period of 2013. Primary public sector spending increased 34.9% and public sector revenues had a smaller increase, of 31.4% during January-February 2014.

Tax revenues increased by 25.4% due to a decline in export duties, but tax revenues were reinforced by the increase in results from the BCRA and transfers from the National Social Security Administration (ANSES) to the National Treasury.

Interest payments decreased by 11.7% annually and the total deficit reached AR$ 10.8 billion, an increase of 30.5% compared to the same period in 2013. Increased expending in public works (by 44.8%) and in transfers to the private sector (by 33.7%) were primarily responsible for the increase in primary spending in the period.

In the external sector, the accumulated trade surplus in the first quarter of 2014 reached USD 121 million, 91.9% lower than that recorded in the same period of 2013. The performance of the trade balance is the result of total exports in the first quarter of 2014 of USD 15.9 billion (-9.1%) and total imports of USD 15.8 billion (-1.3%).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 8.01 per U.S. dollar on March 31, 2014, increasing 23.4% compared to the AR$ 6.4892 rate registered on December 31, 2013.

In the first quarter of 2014, the stock of international reserves of the BCRA decreased by USD 3.6 billion to USD 27 billion as of March 31, 2014. During the quarter, the Central Bank bought USD 386 million in the FX market, in contrast with the previous quarter when it sold USD 4.9 billion.

The Badlar interest rate for private banks increased 516 b.p. on the first quarter of 2014, averaging 24.5% compared to a 19.3% average in the fourth quarter of 2013.

Private sector loans in pesos increased 1.4% compared to the fourth quarter of 2013, while private sector loans in dollars grew by 2.5%.

Total deposits in pesos in the financial system increased by 3.5% during the same period, private sector deposits in pesos increased by 4.4% and private sector deposits in dollars decreased by -3.7%.

The Bank

BBVA Francés has extensive experience in the market, offering the best products and services through its wide distribution network. Its strength, commitment and flexibility allow it to retain existing clients and to attract new ones every day, achieving a position as one of the leading financial institutions in the Argentine financial system.

At the beginning of 2014, BBVA Francés achieved a significant improvement in the “Prestigious Companies Award” ranking (Premio Prestigio a Empresas), climbing 29 positions and placing 30th in the general ranking and 3rd among banking institutions. The awards are organized by the consultancy company CEOP (“Centro de Estudios de la Opinión Pública” or “Public Opinion Study Center”) which brings together the opinion of the most important executives and businessmen in the country.

In the first quarter of 2014 BBVA Francés continued its effort to differentiate among other banks.

During the summer, customers enjoyed the best promotions and discounts in entertainment, restaurants, beaches and shops in the Atlantic coast.

By launching a new PREMIUM segment BBVA Francés aims to position itself as a leader in the high income segment, offering specific products, experiences and benefits. In this line, four new VIP spaces were opened during the summer: two of them at the city of Neuquén, one at the Catalinas branch in Capital Federal and the last one in the city of Comodoro Rivadavia in the province of Chubut.

In addition, the 2nd edition of the BBVA Francés Cup took place in the city of Córdoba, between the Boca and River Clubs. Special promotions were launched for the clients of the Xeneize and River Plate credit cards allowing them to participate in raffles for tickets to the games or the teams’ shirts. Some of our clients also had the chance to participate in special events that took place during the game.

Consolidating the strategic alliance with LAN, the Bank offered the possibility of exchanging LANPASS kilometers for tickets to the upcoming Cirque du Soleil shows, in the cities of Buenos Aires and Córdoba. Additionally, a promotion called “Más seguro estás, más kms sumás” (“The more secure you are, the more kms you earn”), allowing customers buying insurance with BBVA Francés during March and April to earn LANPASS Kms.

In the commercial segment and understanding the needs of Institutional and Agro clients, BBVA Francés was part of “Expoagro 2014”, the most important exhibition of the agro sector in the country. In its exclusive stand the Bank not only advised about the different financing alternatives available for the segment but also presented its services addressed and providing exclusive attention to the agro segment and promoted the benefits of its Agro LANPASS credit card. Furthermore, it is important to mention that BBVA Francés has successfully complied with the quotas established to finance investment projects in the productive sector.

It is also important to highlight the social role played by BBVA Francés, represented by the “Social Commitment Plan 2014”. The Bank presented the 8th edition of the “Finance Education Program, Scholarships for Inclusion”, which is used as an instrument of social inclusion. In addition, under the program “Artists for Education”, the Bank sponsored a concert of the “Instituto Superior de Arte del Teatro Colón” at the city of Esquel in Chubut.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2014 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 8.01/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Net Financial Income	2,445,942	1,595,988	1,101,246	53.3%	122.1%
Provision for loan losses	(118,744)	(141,743)	(94,100)	-16.2%	26.2%
Net income from services	728,761	667,451	544,674	9.2%	33.8%
Administrative expenses	(1,212,897)	(993,270)	(912,529)	22.1%	32.9%
Operating income	1,843,062	1,128,426	639,291	63.3%	188.3%
Income (Loss) from equity investments	29,243	17,841	13,891	63.9%	110.5%
Income (Loss) from Minority interest	(20,788)	(15,261)	(12,476)	36.2%	66.6%
Other Income/Expenses	41,053	5,859	(15,989)	600.7%	-356.8%
Income tax and Minimum Presumed Tax	(530,452)	(272,934)	(280,565)	94.4%	89.1%
Net income for the period	1,362,118	863,931	344,152	57.7%	295.8%
Net income per share (2)	2.54	1.61	0.64	57.7%	295.8%
Net income per ADS (3)	7.61	4.83	1.92	57.7%	295.8%

(1)	Exchange rate: AR$ 8,01Ps =1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés’ total net income reached AR$ 1,362.1 million as of March 31, 2014. Such result includes a gain of AR$ 192.1 million due to variations in public bond portfolio valuations.

In recurring terms, net income for the period was AR$ 1,151.0 million.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 03-31-14
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	2,253,843	192,099	2,445,942
Provision for loan losses	(118,744)	—	(118,744)
Net income from services	728,761	—	728,761
Administrative expenses	(1,212,897)	—	(1,212,897)
Operating income	1,650,963	192,099	1,843,062
Income (loss) from equity investments	29,243	—	29,243
Income (Loss) from Minority interest	(20,788)	—	(20,788)
Other Income/Expenses	41,053	—	41,053
Income tax and Minimum Presumed Tax	(549,487)	(19,035)	(530,452)
Net income for the period	1,150,984	173,064	1,362,118

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
in thousands of pesos	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Net Financial Income	2,253,843	1,662,202	1,052,189	35.6%	114.2%
Provision for loan losses	(118,744)	(141,743)	(94,100)	-16.2%	26.2%
Net income from services	728,761	667,451	544,674	9.2%	33.8%
Administrative expenses	(1,212,897)	(993,270)	(912,529)	22.1%	32.9%
Operating income	1,650,963	1,194,640	590,234	38.2%	179.7%
Income (Loss) from equity investments	29,243	17,841	13,891	63.9%	110.5%
Income (Loss) from Minority interest	(20,788)	(15,261)	(12,476)	36.2%	66.6%
Other Income/Expenses	41,053	5,859	(15,989)	600.7%	-356.8%
Income tax and Minimum Presumed Tax	(549,487)	(284,115)	(249,652)	93.4%	120.1%
Net income for the period	1,150,984	918,964	326,008	25.2%	253.1%

As of March 31, 2014, recurring net income was AR$ 1,151.0 million, showing a considerable increase compared to the first quarter of 2013, whereas it registered an increase of 25.2% compared to the previous quarter.

Net financial income grew 114.2% and 35.6% compared to the first quarter of 2013 and the previous quarter, respectively. Such growth was mainly due to higher income originated by the intermediation with the private sector and gains from foreign exchange differences and the forward position. In addition, the public bond portfolio also registered significant gains.

Provisions for loan losses increased compared to the first quarter of 2013 due to a higher volume of lending and the deterioration of the loan portfolio. Compared to the previous quarter it recorded a slight decrease.

Net income from services increased 33.8% and 9.2% compared to the quarters ended March 31 and December 31, 2013, respectively. Administrative expenses increased, growing 32.9% and 22.1%, compared to the first quarter of 2013 and to the previous quarter, respectively.

Other/income expenses registered a gain of AR$ 41.1 million as of March 31, 2014, showing an important increase compared to the both, the first quarter of 2013 and to the previous quarter.

Main figures	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-13-13
Return on Average Assets (1)	8.8%	6.1%	3.0%	45.1%	191.5%
Return on Average Shareholders’ Equity	69.5%	51.4%	26.0%	35.3%	167.9%
Net fee Income as a % of Recurrent Operating Income	24.4%	28.7%	34.1%	-14.7%	-28.4%
Net fee Income as a % of Administrative Expenses	60.1%	67.2%	59.7%	-10.6%	0.7%
Adm. Expenses as a % of Recurrent Operating Income (2)	40.7%	42.6%	57.1%	-4.6%	-28.8%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income arising from the intermediation with the private sector grew 10.4% compared to the first quarter of 2013. It registered a decrease of 6.3% compared with the previous quarter, mainly due to a lower volume of lending and an increase in the cost of funds, as result of a change in the mix of deposits.

Income from securities and short term investments includes non-recurring income originated by variations in the valuation of public securities. Such results totaled a gain of AR$ 192.1 million during the quarter under analysis and of AR$ 49.1 million as of March 31, 2013, whereas the previous quarter recorded a loss of AR$ 66.2 million. In addition, it is important to mention that the line item “CER Adjustment” also registered a significant increase as result of the new CPI index applied since January 2014.

Furthermore, the line item “Foreign exchange difference and others” reflected the effect of the appreciation of the foreign exchange that took place during the quarter.

Net financial income	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Net financial income	2.445.942	1.595.988	1.101.246	53,3%	122,1%
Net income from financial intermediation	833.871	890.319	755.158	-6,3%	10,4%
CER adjustment	95.480	33.168	38.774	187,9%	146,2%
Income from securities and short term investments	405.969	29.253	175.669	1287,8%	131,1%
Interest on Government guaranteed loans	4.145	2.287	2.200	81,2%	88,4%
Foreign exchange difference	585.147	316.975	55.674	84,6%	951,0%
Others	521.330	323.986	73.771	60,9%	606,7%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

As was previously mentioned, it is important to note that during the quarter a new CPI index was released registering an increase in the CER Adjustment.

Income from securities and short-term investments	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Income from securities and short-term investments	405,969	29,253	175,669	1287.8%	131.1%
Holdings booked at fair value	205,849	(39,529)	97,804	-620.7%	110.5%
Bills and Notes from the Central Bank	196,247	73,197	77,584	168.1%	152.9%
Other fixed income securities	3,873	(4,415)	280	-187.7%	1282.6%
CER adjustment	95,549	33,193	38,80 9	187.9%	146.2%

Net Income from Services

Net income form services increased by 33.8% compared to the first quarter of 2013 and by 9.2% compared to the previous quarter.

In the annual comparison, growth was due mainly by higher consumption with credit cards, fees associated with insurance and fees generated by an increase in the stock of deposit accounts. Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LANPASS kilometers program.

In the quarterly comparison, income from services increased 7.0% during the quarter due to higher fees generated by capital markets and securities activities, by insurance and by credit and debit cards purchases. Service charge expenses also grew 1.6% during this period.

Net income from services	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Net income from services	728,761	667,451	544,674	9.2%	33.8%
Service charge income	1,005,792	940,046	743,348	7.0%	35.3%
Service charges on deposits accounts	214,160	187,753	158,522	14.1%	35.1%
Credit cards and operations	379,680	380,759	270,456	-0.3%	40.4%
Insurance	110,956	99,528	75,231	11.5%	47.5%
Capital markets and securities activities	16,055	5,062	21,188	217.2%	-24.2%
Fees related to foreign trade	29,100	26,723	20,153	8.9%	44.4%
Other fees	255,840	240,220	197,797	6.5%	29.3%
Services Charge expense	(277,030)	(272,595)	(198,674)	1.6%	39.4%

Administrative Expenses

Administrative expenses increased by 32.9% compared to the first quarter of 2013 and 22.1% compared to the previous quarter.

Personnel expenses, during both periods, mainly reflected the advance for future salary increases and a higher number of employees.

General expenses grew 35.8% compared to the first quarter of 2013 and 24.3% during the quarter, as a consequence of a higher volume of activity, as well as of the increase in prices and the effect of the devaluation.

Expenses linked to armored transportation services, taxes and advertising were the items affected by the change in the conditions.

As of March 31, 2014, the Bank has an extensive branch office network of 275 offices, including 245 consumer branch offices and 30 branch offices specializing in middle-market segment companies and institutions. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 657 ATM’s and 732 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Administrative expenses	(1,212,897)	(993,270)	(912,529)	22.1%	32.9%
Personnel expenses	(680,390)	(564,864)	(520,289)	20.5%	30.8%
Electricity and Communications	(24,808)	(18,061)	(19,066)	37.4%	30.1%
Advertising and Promotion	(49,741)	(36,055)	(46,867)	38.0%	6.1%
Honoraries	(17,784)	(18,570)	(14,301)	-4.2%	24.4%
Taxes	(107,832)	(87,550)	(76,137)	23.2%	41.6%
Organization and development expenses	(13,223)	(13,175)	(11,273)	0.4%	17.3%
Amortizations	(30,403)	(27,879)	(22,701)	9.1%	33.9%
Other	(288,716)	(227,116)	(201,895)	27.1%	43.0%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 41.1 million during the first quarter of 2014. During the quarter higher recovered loans and lower charges for legal injunctions and provisions for other contingencies were recorded.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2014, a gain of AR$ 22.3 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury decreased compared to the first quarter of 2013 and to the previous quarter, mainly due to the sale of part of the portfolio.

The Bank’s portfolio of BCRA bills and notes showed a significant increase both, during the period under analysis and in the last twelve months, reflecting the liquidity management policy implemented by the Bank.

As of March 31, 2014, public sector National treasure assets represented 2.9% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 7.6% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trustees (canceled on January 2014), as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Public Sector - National Government	1.883.753	2.239.388	1.894.425	-15,9%	-0,6%
Public Sector Loans	44.440	40.915	39.314	8,6%	13,0%
Total bond portfolio	1.807.817	2.022.878	1.679.129	-10,6%	7,7%
Holdings book at fair value	1.540.260	1.976.935	1.647.321	-22,1%	-6,5%
Holdings book at amortized cost	181.546	164	164	n/a	n/a
Unlisted	86.011	45.779	31.644	87,9%	171,8%
Trustees	—	170.688	176.173	-100,0%	-100,0%
Allowances	(203)	(196)	(191)	3,6%	6,3%
Reverse repo	31.699	5.103	—	521,2%	—
Public Sector - National Government own portfolio	1.852.054	2.234.285	1.894.425	-17,1%	-2,2%
Bills and Notes from Central Bank	7.340.559	1.408.487	2.641.160	421,2%	177,9%
Own portfolio	4.896.386	1.233.210	1.777.436	297,0%	175,5%
Reverse repo w/Central Bank	(2.444.173)	(175.277)	(863.724)	1294,5%	—
Total exposure to the Public Sector	9.224.312	3.647.875	4.535.585	152,9%	103,4%
Total exposure to the Public Sector without repos	6.748.440	3.477.701	3.671.861	94,0%	83,8%

Loan Portfolio

As of March 31, 2014, the private sector loan portfolio totaled AR$ 36.7 billion, an increase of 22.7% compared to the first quarter of 2013, whereas it maintained a similar level than that registered at the end of December 2013.

In the last twelve months, loans to finance consumption grew 39.7%, mainly driven by higher volume in credit cards, car loans and personal loans, whereas loans to small and medium size companies increase by 24.2% due to increased placements in commercial loans, checks and leasing. The corporate segment portfolio has maintained a similar level.

During the quarter, finances to consumption grew 4.1% mainly due to higher credit card financings, partially offset by a decrease in the middle market and corporate portfolios.

Net loans	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Private & Financial sector loans	36,657,954	36,427,279	29,876,637	0.6%	22.7%
Advances	6,837,277	6,552,258	6,402,371	4.3%	6.8%
Discounted and purchased notes	5,240,894	5,476,961	4,041,005	-4.3%	29.7%
Consumer Mortgages	1,282,080	1,243,900	908,456	3.1%	41.1%
Car secured loans	3,564,894	3,479,820	2,710,364	2.4%	31.5%
Personal loans	6,047,128	5,998,744	5,019,563	0.8%	20.5%
Credit cards	8,002,015	7,429,187	4,888,590	7.7%	63.7%
Loans to financial sector	1,277,633	1,641,846	1,183,685	-22.2%	7.9%
Other loans	4,416,455	4,647,736	4,689,035	-5.0%	-5.8%
Unaccrued interest	(150,755)	(132,213)	(76,318)	14.0%	97.5%
Adjustment and accrued interest & exchange differences receivable	897,521	811,502	680,557	10.6%	31.9%
Less: Allowance for loan losses	(757,188)	(722,462)	(570,671)	4.8%	32.7%
Loans to public sector	44,440	40,915	39,314	8.6%	13.0%
Loans to public sector	8,786	8,770	11,556	0.2%	-24.0%
Adjustment and accrued interest & exchange differences receivable	35,654	32,145	27,758	10.9%	28.4%
Net total loans	36,702,394	36,468,194	29,915,951	0.6%	22.7%

Asset Quality

BBVA Francés has maintained the best asset quality indicators in the financial system, despite the signs of deterioration in the ratios observed during the quarter.

As of March 31, 2014, the asset quality ratio (non-performing loans/total loans) was 0.86%, while the coverage ratio (provisions/non-performing loans) reached 235.8%.

Compared to the first quarter of 2013, growth was due to higher non performing loans as well as an increase in the performing portfolio. While compared with the previous quarter, growth primarily reflects the deterioration in the portfolio.

Asset quality ratios	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Non-performing loans (1)	321,090	284,254	222,118	13.0%	44.6%
Allowance for loan losses	(757,188)	(722,462)	(570,671)	4.8%	32.7%
Non-performing loans/net total loans	0.86%	0.76%	0.73%	12.1%	17.6%
Non-performing private loans/net private loans	0.86%	0.77%	0.73%	12.2%	17.6%
Allowance for loan losses/non-performing loans	235.82%	254.16%	256.92%	-7.2%	-8.2%
Allowance for loan losses/net total loans	2.02%	1.94%	2.47%	4.1%	-18.3%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Balance at the beginning of the quarter	727,506	660,287	527,307	10.2%	38.0%
Increase / decrease	118,744	141,743	94,100	-16.2%	26.2%
Provision increase / decrease - Exchange rate difference	2,997	2,962	1,221	1.2%	-145.5%
Decrease	(88,053)	(77,486)	(48,152)	13.6%	82.9%
Balance at the end of the quarter	761,194	727,506	574,476	4.6%	32.5%

Deposits

As of March 31, 2014, total deposits reached AR$ 44.9 billion, increasing 28.5% in the last twelve months and 2.6% during the quarter.

During the year, term deposits registered a significant increase of 41.5%, while sight accounts increased 18.3%, generating a higher cost of funds.

It is important to mention that in the last twelve months total peso-denominated deposits grew 26.1% increasing term deposits by 41.8% and sight accounts by 13.7%.

Compared to the previous quarter, total deposits grew 2.6%, driven by term deposits, increasing 10.5% while sight accounts registered a decrease of 3.5%.

Deposits denominated in foreign currency grew 50.5% and 3.1%, compared to the last twelve months and to the previous quarter, respectively. By the end of March 31, 2014 deposits denominated in foreign currency reached AR$ 4.9 billion (equivalent to US$ 0.6 billion), representing 10.8% of the Bank’s total deposits.

Total deposits	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Total deposits	44,899,979	43,777,815	34,949,582	2.6%	28.5%
Current accounts	11,746,968	12,040,888	9,809,736	-2.4%	19.7%
Peso denominated	11,270,630	11,209,849	9,805,344	0.5%	14.9%
Foreign currency	476,338	831,039	4,392	-42.7%	n/a
Saving accounts	11,363,770	11,902,663	9,732,679	-4.5%	16.8%
Peso denominated	8,718,215	9,424,224	7,782,496	-7.5%	12.0%
Foreign currency	2,645,555	2,478,439	1,950,183	6.7%	35.7%
Time deposits	20,908,778	18,914,838	14,779,514	10.5%	41.5%
Peso denominated	19,362,313	17,669,881	13,651,935	9.6%	41.8%
CER adjusted time deposits	838	904	814	-7.3%	2.9%
Foreign currency	1,545,627	1,244,053	1,126,765	24.2%	37.2%
Investment Accounts	2,677	4,027	6,454	-33.5%	-58.5%
Peso denominated	2,677	4,027	6,454	-33.5%	-58.5%
Other	877,786	915,399	621,199	-4.1%	41.3%
Peso denominated	679,741	748,042	468,865	-9.1%	45.0%
Foreign currency	198,045	167,357	152,334	18.3%	30.0%
Rescheduled deposits + CEDROS (*)	3,477	5,885	23,384	-40.9%	-85.1%
Peso denominated	3,477	5,885	23,384	-40.9%	-85.1%
Total deposits + Rescheduled deposits & CEDROS	44,903,456	43,783,700	34,972,966	2.6%	28.4%

Other Funding Sources

Other funding sources totaled AR$ 2.2 billion as of March 31, 2014, increasing compared to both, the first quarter of 2013 and to the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and some series matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing exports.

Of the total outstanding senior bonds, AR$ 597.4 million correspond to those issued by PSA Finance and the remaining AR$ 1.1 billion to those issued by BBVA Francés.

On February 11, 2014 the Bank issued its Series 8 and Series 9 of Negotiable Obligations, which were fully subscribed for a total amount of AR$ 258.9 million, due in 18 months and AR$ 145.1 million due in 36 months, respectively.

Other funding sources	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Lines from other banks	554,096	579,911	504,698	-4.5%	9.8%
Senior Bonds	1,621,300	1,235,599	533,967	31.2%	203.6%
Total other funding sources	2,175,396	1,815,510	1,038,665	19.8%	109.4%

Capitalization

As of March 31, 2014, the Bank’s total shareholders’ equity totaled AR$ 8.5 billion, while the excess over the BCRA minimum capital requirements was AR$ 3.6 billon or 79.7%. On the same date, the capital ratio reached 20.5% of assets adjusted to risk.

Capitalization	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	4,099,568	4,099,568	2,835,889	0.0%	44.6%
Unappropriated retained earnings	3,386,362	2,024,244	1,607,831	67.3%	110.6%
Total stockholders’ equity	8,518,298	7,156,180	5,476,088	19.0%	55.6%

Central Bank Requirements	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Central Bank Minimum Capital Requirements	4,555,761	4,269,971	3,762,464	6.7%	21.1%
Central Bank Minimum Capital Requirements (a, b)	4,395,850	3,964,903	3,655,086	10.9%	20.3%
Increase in capital requirements related to custody	159,911	305,068	107,378	-47.6%	48.9%
a) Central Bank Minimum Capital Requirements	4,395,850	3,964,904	3,273,457	10.9%	34.3%
Allocated to Asset at Risk	3,284,592	3,014,005	2,509,619	9.0%	30.9%
DCR (derivative conterparter risk)	12,459	7,377	9,726	68.9%	—
Market Risk	114,556	84,243	35,970	36.0%	218.5%
Operational Risk	984,243	859,279	718,142	14.5%	37.1%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republicand registrar of mortgage notes	639,644	1,220,271	429,511	-47.6%	48.9%
5% of the securities in custody and book-entry notes	639,644	1,220,271	429,511	-47.6%	48.9%
Bank Capital Calculated under Central Bank Rules	8,188,322	7,080,154	5,569,825	15.7%	47.0%
Ordinary Capital Level 1	7,908,542	6,786,792	5,353,653	16.5%	—
Dedusctions Ordinary Capital Level 1	(145,265)	(128,463)	(125,613)	13.1%	—
Capital Level 2	425,045	421,825	341,785	0.8%	—
Excess over Required Capital	3,632,561	2,810,183	1,807,361	29.3%	101.0%
Capital Ratio (Central Bank rules)	20.5%	19.4%	18.3%	6.1%	12.3%
Excess over Required Capital as a % of Shareholders’ Equity	42.6%	39.3%	33.0%	8.6%	29.2%

Additional Information

	Quarter ended			r% quarter ended 03-31-14 vs quarter ended
(in thousands of pesos except percentages)	03-31-14	12-31-13	03-31-13	12-31-13	03-31-13
Exchange rate	8.01	6.52	5.12	22.9%	56.4%
Quarterly CER adjustment	8.15%	2.65%	2.78%	207.0%	192.9%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss first quarter earnings will be held on Friday, May 9, 2014, at 11:00 AM New York time – 12.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 329 8877 within the U.S. or +1 (719) 325 2455 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 6229503. This conference will be recorded. To ask for digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, same confirmation code. The replay will be available until June 6, 2014.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-14	12-31-13	09-30 -13	03-31-13
Cash and due from banks	10,324,896	12,881,704	7,769,098	7,575,577
Government and Private Securities	9,166,259	3,432,871	5,900,514	4,317,366
Holdings booked at fair value	1,540,260	1,976,935	1,290,040	1,647,321
Holdings booked at amortized cost	181,546	164	164	164
Reverse repo	31,699	5,103	189,431	—
Listed Private Securities	72,398	42,378	29,584	28,912
Bills and Notes from the Central Bank	7,340,559	1,408,487	4,391,487	2,641,160
Less: Allowances	(203)	(196)	(192)	(191)
Loans	36,702,394	36,468,194	33,600,783	29,915,951
Loans to the private & financial sector	36,657,954	36,427,279	33,521,195	29,876,637
Advances	6,837,277	6,552,258	6,633,490	6,402,371
Discounted and purchased notes	5,240,894	5,476,961	4,613,774	4,041,005
Secured with mortgages	1,282,080	1,243,900	1,080,961	908,456
Car secured loans	3,564,894	3,479,820	3,328,779	2,710,364
Personal loans	6,047,128	5,998,744	5,661,807	5,019,563
Credit cards	8,002,015	7,429,187	5,974,677	4,888,590
Loans to financial sector	1,277,633	1,641,846	1,372,086	1,183,685
Other loans	4,416,455	4,647,736	4,898,638	4,689,035
Less: Unaccrued interest	(150,755)	(132,213)	(100,124)	(76,318)
Plus: Interest & FX differences receivable	897,521	811,502	713,054	680,557
Less: Allowance for loan losses	(757,188)	(722,462)	(655,947)	(570,671)
Public Sector loans	44,440	40,915	79,588	39,314
Principal	8,786	8,770	49,015	11,556
Plus: Interest & FX differences receivable	35,654	32,145	30,573	27,758
Other banking receivables	3,703,031	1,168,491	3,618,734	1,241,745
Repurchase agreements	2,473,340	176,191	2,519,628	371,392
Unlisted private securities	13,613	3,401	2,426	2,732
Unlisted Private securities :Trustees	—	—	—	—
Other banking receivables	1,220,084	993,943	1,101,020	871,426
Less: provisions	(4,006)	(5,044)	(4,340)	(3,805)
Investments in other companies	248,521	218,929	201,728	168,887
Intangible assets	133,817	120,755	117,961	112,033
Organization and development charges	133,817	120,755	117,961	112,033
Other assets	4,446,775	4,167,180	3,673,442	2,710,394
Total Assets	64,725,693	58,458,124	54,882,260	46,041,953
Deposits	44,903,456	43,783,700	39,561,838	34,972,966
Current accounts	11,746,968	12,040,888	11,081,263	9,809,736
Saving accounts	11,363,770	11,902,663	10,617,959	9,732,679
Time deposits	20,908,778	18,914,838	17,028,514	14,779,514
Investment Accounts	2,677	4,027	5,422	6,454
Rescheduled deposits CEDROS	3,477	5,885	16,971	23,384
Other deposits	877,786	915,399	811,709	621,199
Other banking Liabilities	8,194,620	4,943,260	6,628,194	3,275,616
Other provisions	636,258	629,905	628,044	577,224
Other contingencies	635,120	629,366	627,341	576,739
Guarantees	1,138	539	703	485
Other liabilities	2,286,954	1,779,762	1,621,879	1,617,280
Minority interest	186,107	165,317	150,056	122,779
Total Liabilities	56,207,395	51,301,944	48,590,011	40,565,865
Total Stockholders’ equity	8,518,298	7,156,180	6,292,249	5,476,088
Total liabilities + stockholders’ equity	64,725,693	58,458,124	54,882,260	46,041,953

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-14	12-31-13	09-30-13	03-31-13
Financial income	3,838,413	2,645,402	2,186,542	1,739,415
Interest on Cash and Due from Banks	—	—	—	54
Interest on Loans Granted to the Financial Sector	97,764	55,045	80,684	69,421
Interest on Overdraft	458,888	381,462	339,139	260,372
Interest on Discounted and purchased notes	299,693	249,355	203,134	164,617
Interest on Mortgages	53,426	49,351	42,486	35,731
Interest on Car Secured Loans	188,802	174,653	155,533	129,754
Interest on Credit Card Loans	391,996	320,787	242,826	198,617
Interest on Financial Leases	78,533	71,016	62,548	49,812
Interest on Other Loans	647,479	625,199	583,205	474,708
From Other Banking receivables	3,753	11,346	10,493	9,288
Interest on Government Guaranteed Loans Decree 1387/01	4,145	2,287	3,921	2,200
Income from Securities and Short Term Investments	405,969	29,253	172,667	175,669
Net Income from options	—	—	—	—
CER	95,549	33,193	33,194	38,809
Foreign exchange difference	585,147	316,975	135,046	55,674
Other	527,269	325,480	121,666	74,689
Financial expenses	(1,392,471)	(1,049,414)	(865,761)	(638,169)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(4,450)	(4,236)	(3,937)	(3,154)
Interest on Time Deposits	(1,001,887)	(766,964)	(637,315)	(461,108)
Interest on Other Banking Liabilities	(128,059)	(94,896)	(71,747)	(52,900)
Other interests (includes Central Bank)	(2,199)	(2,734)	(1,899)	(1,415)
CER	(69)	(25)	(23)	(35)
Bank Deposit Guarantee Insurance system mandatory contributions	(18,857)	(17,149)	(15,843)	(14,661)
Mandatory contributions and taxes on interest income	(231,011)	(161,916)	(133,858)	(103,978)
Other	(5,939)	(1,494)	(1,139)	(918)
Net financial income	2,445,942	1,595,988	1,320,781	1,101,246
Provision for loan losses	(118,744)	(141,743)	(102,888)	(94,100)
Income from services, net of other operating expenses	728,761	667,451	678,628	544,674
Administrative expenses	(1,212,897)	(993,270)	(1,037,719)	(912,529)
Income (loss) from equity investments	29,243	17,841	38,857	13,891
Net Other income	41,053	5,859	(23,830)	(15,989)
Income (loss) from minority interest	(20,788)	(15,261)	(13,551)	(12,476)
Income before tax	1,892,570	1,136,865	860,278	624,717
Income tax	(530,452)	(272,934)	(299,580)	(280,565)
Net income	1,362,118	863,931	560,698	344,152

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-14	12-31-13	09-30 -13	03-31-13
Cash and due from banks	10,324,984	12,881,781	7,769,169	7,576,492
Government Securities	9,174,144	3,459,935	5,913,866	4,350,836
Loans	36,702,394	36,468,194	33,646,501	29,948,613
Other Banking Receivables	3,703,031	1,168,491	3,618,734	1,241,745
Assets Subject to Financial Leasing	1,793,670	1,777,778	1,556,241	1,211,138
Investments in other companies	241,594	210,657	194,402	160,825
Other assets	2,831,646	2,556,788	2,279,586	1,650,922
Total Assets	64,771,463	58,523,624	54,978,499	46,140,571
Deposits	44,867,311	43,759,465	39,560,719	34,972,873
Other banking liabilities	8,194,620	4,943,260	6,628,194	3,276,442
Minority interest	192,035	172,395	156,324	129,677
Other liabilities	2,999,199	2,492,324	2,341,013	2,285,491
Total Liabilities	56,253,165	51,367,444	48,686,250	40,664,483
Total Stockholders’ Equity	8,518,298	7,156,180	6,292,249	5,476,088
Stockholders´Equity + Liabilities	64,771,463	58,523,624	54,978,499	46,140,571

Net Income

	03-31-14	12-31-13	30-09-13	03-31-13
Net Financial Income	2,448,888	1,598,762	1,323,999	1,104,045
Provision for loan losses	(118,744)	(141,743)	(102,888)	(94,100)
Net Income from Services	728,761	667,451	678,628	544,674
Administrative expenses	(1,220,123)	(995,759)	(1,042,833)	(920,158)
Net Other Income	73,665	24,462	16,870	2,213
Income Before Tax	1,912,447	1,153,173	873,776	636,674
Income Tax	(530,691)	(273,171)	(299,851)	(280,825)
Net income	1,381,756	880,002	573,925	355,849
Minoritary Interest	(19,638)	(16,071)	(13,227)	(11,697)
Net income for Quarter	1,362,118	863,931	560,698	344,152

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 9, 2013	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer